Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
November 23, 2005
VIA EDGAR
Larry Spirgel, Esq.
Assistant Director
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sprint Nextel Corporation Amendment No. 1 to Registration Statement on Form S-3 File No. 333-128940
     Dear Mr. Spirgel:
     Reference is made to the letter, dated November 10, 2005, regarding comments by the Staff of the U. S. Securities and Exchange Commission with respect to the above-referenced registration statement on Form S-3. On behalf of Sprint Nextel Corporation, we are filing amendment no. 1 to the registration statement, which has been marked to show changes made since the prior filing. This letter repeats each of the comments in the Staff’s letter followed by responses prepared by management of Sprint Nextel Corporation together with its representatives.
General
1.	Please provide us in your response letter with your analysis as to how your offer to guarantee the notes in exchange for the note holders’ consents to various indenture amendments meets the transaction requirements outlined in part I.B of Form S-3.
ANSWER: We believe that Sprint Nextel’s offer to guarantee the notes in consideration for the note holders’ consents to various indenture amendments constitutes a primary offering of securities under General Instruction I.B.1. of Form S-3. Although General Instruction I.B.1. provides that Form S-3 may be used to register “securities to be offered for cash by or on behalf of a registrant. . .,” the Division of Corporation Finance has noted, in its Manual of Publicly Available Telephone Interpretations (July 1997), that:

“[t]he ‘for cash’ requirement in General Instruction I.B.1. of Form S-3 should not be read literally.

Larry Spirgel, Esq.
November 23, 2005

That language was intended only to make it clear that Form S-3 was not available for exchange offers or other business combination transactions. Form S-3 would be available, for example, for transactions in which promissory notes of the person buying the securities are used as consideration, or in situations where the consideration used for the purchase of the securities involves services performed for the issuer by the recipient of the securities.” (Interpretation H.42.)

     The consent solicitation and offer to guarantee do not constitute either an exchange offer or a business combination transaction. In addition, we believe that Sprint Nextel’s offer to issue its guarantees in consideration for the modification of covenants in the indentures is similar to the examples of non-cash consideration set forth in the telephone interpretations. Consequently, we believe that Sprint Nextel’s offer to issue its guarantees meets the transaction requirements of Form S-3.
2.	In your response letter, please provide us with your analysis as to why your solicitation of US Unwired note holders’ consents to the proposed amendments to the indentures and your guarantees do not constitute an offer of new securities in exchange for the existing US Unwired notes. In this regard, it appears that the proposed amendments and your guarantees are interrelated and that the addition of your guarantees materially changes the nature of the notes. Please provide us with your legal analysis as to why Section 2(a)(3) and Rule 145(a) of the Securities Act of 1933 do not apply to the post-amendment notes and guarantees and why this transaction is not an exchange offer that should be registered on Form S-4. In addition, tell us whether the post-amendment notes will have a new CUSIP number. We may have further comment.
     ANSWER: Because the guarantees constitute an offer of new securities for value (i.e., the noteholders’ consent to amendments to the indentures), Sprint Nextel is seeking to register the guarantees. The guarantees do not change the nature of the notes but rather, provide the noteholders with a separate security of a different issuer. The guarantees will be executed by Sprint Nextel in favor of the noteholders but do not require execution by the noteholders, the trustee or US Unwired. Conversely, the amendment to the indenture will be executed by US Unwired and the trustee. Sprint Nextel will not become a party to the indenture.
     We do not believe the amendment of certain provisions in the indentures results in a sale within the meaning of Section 2(3) of the Securities Act of 1933, as amended, or Rule 145 promulgated thereunder. Rule 145(a)(1) provides that a sale will be deemed involved where there is submitted to security holders a plan or agreement for a “reclassification of securities . . . which involves the substitution of a security for another security.”
     The preliminary note to Rule 145 indicates that a sale is involved “when there is submitted . .. . a plan or agreement pursuant to which . . . holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security

Larry Spirgel, Esq.
November 23, 2005

in exchange for their existing security.” We do not believe that covenant modification in the manner contemplated by the indentures results in changes that would cause the notes, as amended, to be deemed reclassified for purposes of Rule 145(a)(1) thus constituting a sale of the deemed new notes. Staff interpretations indicate that some substantive changes can be made to the terms of securities without being deemed to involve a sale of the amended securities. One example is a Staff interpretation regarding Rule 145(a)(2), which provides that mergers involve sales unless the sole purpose is to change an issuer’s domicile. In an interpretive release, the Staff stated that the reincorporation exception was applicable although inclusion of a broader corporate purpose and authorization of another class of securities were included in the charter and preemptive and cumulative voting rights were eliminated (See Release No. 33-5463, Illustration B).
     The Commission has previously taken “no action” positions under Sections 2(1) and 2(3) in connection with indenture modifications involving solicitations of consents in accordance with the provisions of the relevant indentures. Examples include: The Susquehanna Corporation (amendment to permit dividends to common stockholders and permit repurchases of common stock)(available June 29, 1979); The Sheraton Corporation (amendment to permit return of significant capital contributions to parent)(available November 24, 1978); J. Ray McDermott & Co. (amendment to increase the amount of debt the company could incur by over three times and to change the definition of “consolidated net tangible assets” to include goodwill)(available September 10, 1979); and NCNB Corporation (general waiver of provisions restricting incurrence of debt, issuance of subsidiary preferred stock and limiting lease rentals)(available March 11, 1982).
     In the instant case, the amendments do nothing more than (a) modify the conditions under which US Unwired may enter into transactions with Sprint Nextel and its other subsidiaries, and (b) permit periodic financial information and other filings of a parent corporation, rather than those of US Unwired, to be provided to the indenture trustee and holders of the notes so long as the parent has guaranteed U.S. Unwired’s payment obligations under the notes. The indentures provide that contractual provisions such as these can be amended with the consent of a majority of the noteholders. Based upon the Staff positions described above, the modification of these provisions in the manner provided in the indentures does not appear to involve a sale of a new security and, thus, there is no exchange offer.
     The post-amendment notes will not have a new CUSIP number.
3.	Tell us in your response letter why Sprint Nextel, instead of US Unwired, is soliciting consents to the proposed indenture amendments. We note that Sprint Nextel does not appear to be a party to the indentures.
ANSWER: Sprint Nextel’s offer to guarantee constitutes the consideration being given to holders of the notes in exchange for their consents to the proposed amendments to the indentures. Sprint Nextel desires the amendments so that it can have greater operational flexibility to integrate more effectively US Unwired’s business with its own and to avoid the costs associated with preparing

Larry Spirgel, Esq.
November 23, 2005

periodic reports for US Unwired that are required only by the contractual provisions of the indentures rather than the federal securities laws. See our response to comment 8.
4.	Please indicate in the appropriate section why US Unwired was not required to offer to repurchase the outstanding notes at the time you acquired the company. We note your summary on pages 43 and 44 of change of control provisions in the indentures that apparently existed at the time of your acquisition.
ANSWER: We have revised the disclosure on page 1 to indicate why US Unwired was not required to offer to repurchase the outstanding notes at the time we acquired the company. Although the indentures contain provisions that generally require US Unwired to make an offer to repurchase the notes upon a change of control, our acquisition of US Unwired did not trigger these provisions. The indentures define “change of control” as, among other things, the consummation of any transaction, the result of which is that any person, other than a “permitted holder” becomes the beneficial owner, directly or indirectly, of more than 50% of the voting power of US Unwired. “Permitted holder” is defined in the indentures to include Sprint Nextel (f/k/a Sprint Corporation). Accordingly, Sprint Nextel’s tender offer for all of US Unwired’s common stock and the subsequent short-form merger, which resulted in Sprint Nextel acquiring beneficial ownership of approximately 100% of US Unwired’s total outstanding shares, did not qualify as a change of control requiring an offer to repurchase the notes under the indentures because the acquisition of a majority of US Unwired’s voting power by Sprint Nextel was expressly carved out from the definition of change of control. In addition, because US Unwired was the surviving entity in the subsequent short-form merger that completed Sprint Nextel’s acquisition, the merger was permitted under the merger covenants of the indentures and did not require US Unwired to offer to repurchase the notes.
Risk Factors, page 12

General
5.	We note your qualification “[a]lthough the issue is not free from doubt” on pages three and 30 to your conclusion that “a holder of notes should not recognize any income, gain or loss as a result of the implementation of the proposed amendments to the indentures governing the notes and the provision of [y]our guarantees.” As a result of this qualification and the uncertainty you describe on pages 30 and 31, include a risk factor that discusses the risk associated with tax consequences to US Unwired note holders as a result of the proposed amendments and guarantees.
ANSWER: We have revised the disclosure on page 12 to include a risk factor addressing the risk associated with tax consequences to US Unwired note holders as a result of the proposed amendments and guarantees.
The proposed amendments to the indentures would result in fewer restrictions . . . . page 12

Larry Spirgel, Esq.
November 23, 2005

6.	Please offer here examples of how the proposed amendments could adversely affect current noteholders or allow US Unwired to take an action without their consent that would adversely affect them.
ANSWER: We have revised this disclosure to provide examples of how the proposed amendments could adversely affect current noteholders or allow US Unwired to take an action without their consent that would adversely affect them.
The Consent Solicitation, page 24

Description of the Proposed Amendments, page 24
7.	You state on page 24 and elsewhere that you are “requiring the consent of the holders of a majority in aggregate principal amount of each of the 2010 notes and 2012 notes for the proposed amendments to either indenture to become operative” and that you “may waive this requirement, however, for either the 2010 notes or 2012 notes, if [you] receive the required consents from the holders of only the 2010 notes or 2012 notes.” Please clarify what you mean by this statement by providing examples.
ANSWER: We have clarified the disclosure on page 24 to provide examples of how our waiver of the required consent requirement to either the 2010 notes or the 2012 notes would affect the implementation of the proposed amendments to the indentures.
Amendment to Reporting Covenant, page 25
8.	We note that you are soliciting consents to amend the reporting covenant so that, in lieu of providing separate reports relating only to US Unwired, you would be permitted to provide to the US Unwired noteholders your financial reports filed with the SEC “(without including the condensed consolidating footnote contemplated by Rule 3-10 of Regulation S-X).” In your response letter, please provide your analysis of how Rule 3-10 of Regulation S-X applies to the offering you are registering and to Sprint Nextel’s future periodic reports if Sprint Nextel executes the guarantees. In this regard, tell us what US Unwired financial information you have included in this Form S-3 registration statement and what US Unwired financial information you intend to include in Sprint Nextel’s periodic reports if Sprint Nextel guarantees the US Unwired 2010 notes and 2012 notes.
ANSWER: Rule 3-10 of Regulation S-X does not apply to the offering of the guarantee nor will it apply to Sprint Nextel’s future periodic filings so long as US Unwired’s filing obligation remains suspended as described below.
     Rule 3-10(a)(1) provides that “every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant

Larry Spirgel, Esq.
November 23, 2005

by Regulation S-X.” This rule is inapplicable because the US Unwired notes are not “registered securities.” US Unwired filed a registration statement to register the notes which became effective in 2004. Section 15(d) of the Securities Exchange Act of 1934, as amended, provides that each issuer who has filed a registration statement that has become effective shall file with the SEC, in accordance with its rules, such information as may be required pursuant to Section 13 in respect of a security registered under Section 12. However, Section 15(d) provides that the duty to file under Section 15(d) shall be automatically suspended as to any fiscal year, other than the fiscal year in which such registration statement became effective, if at the beginning of such fiscal year, the securities of the class to which the registration statement relates are held of record by less than 300 persons.
     Because US Unwired’s notes were held by less than 300 persons at the beginning of 2005, US Unwired’s obligation to file was suspended. As noted in the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (July 1997), Section 15(d) provides an automatic suspension in these circumstances which is not contingent upon the filing of Form 15 (Interpretation M.32).
     We did not include any financial information regarding US Unwired in the Form S-3, as we do not believe such information is required. Item 11 of Form S-3 requires inclusion of information required by Rule 3-05 and Article 11 of Regulation S-X with respect to acquired businesses. Rule 3-05(b)(2) specifies the periods for which financial statements of the acquired business are required determined by using the conditions specified in the definition of significant subsidiary in 1-02(w) of Regulation S-X. In instances where none of the conditions exceeds 20%, as is the case for US Unwired, Rule 3-05(b)(2)(i) states that no financial statements are required. Rule 11-01(c) provides that pro forma financial information regarding an acquisition, such as Sprint Nextel’s acquisition of US Unwired, is not required if financial statements of the acquired business are not required.
     US Unwired results are included in Sprint’s consolidated financial statements since the date of its acquisition. So long as US Unwired has no obligation to file financial information under Section 15(d), in the event Sprint Nextel guarantees the notes, no separate financial information regarding US Unwired would be included in Sprint Nextel’s periodic reports. In that regard, recent DTC security position reports indicated there were 28 holders of the 2010 notes and 29 holders of the 2012 notes calculated in accordance with Rule 12g5-1.
Procedures for Delivering Consents, page 27
9.	Please provide us with a copy of the “accompanying letter of consent” that you mention in the first paragraph of this subsection or file the letter as an exhibit.
ANSWER: The “accompanying letter of consent” referenced in the first paragraph of the subsection on page 27 captioned “Procedures for Delivering Consent” was filed on October 11, 2005 as Exhibit 99 to the Form S-3.

Larry Spirgel, Esq.
November 23, 2005

Material United States Federal Income Tax Consequences, page 30
10.	Indicate whether the discussion of tax consequences reflects counsel’s opinion. If so, identify counsel and file the opinion as an exhibit. If not, tell us in your response letter why you do believe that a tax opinion is not required under Item 601(b)(8) of Regulation S-K.
ANSWER: The discussion of tax consequences does not reflect counsel’s opinion, but rather is based on Sprint Nextel’s views and beliefs, as is stated in the disclosure on pages 3, 30 and 31. However, to avoid confusion, we have revised the introductory paragraph on page 30 to indicate that the summary presented is what we believe to be the principal U.S. federal income tax consequences of the consent solicitation. We have also revised the introductory paragraph on page 30 to indicate that we have not sought an opinion of counsel.
     Item 601(b)(8) states that a tax opinion should be filed with a Form S-3 only “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” We believe generally that a holder of notes should not recognize any income, gain or loss as a result of the implementation of the proposed amendments to the indentures governing the notes and the provision of our guarantees. Thus, because it is our position that there generally should be no tax consequences to the holders of the notes in connection with the proposed amendments and our guarantees, we believe that the tax consequences are not material to holders of the notes. Our use of the term “material” to describe the tax consequences disclosed on pages 3, 30 and 31 was intended to indicate that our summary sets forth what we believe to be the primary or principal tax consequences to holders of the notes. Accordingly, we do not believe that a tax opinion is required under Item 601(b)(8) of Regulation S-K. To avoid confusion regarding our belief that the tax consequences to holders of the notes are not material, we have deleted references to “material” U.S. federal income tax considerations on pages 3 and 30 and indicated on page 30 that our summary describes the principal tax consequences to holders.
     We intend, following your review, to request acceleration of the effective date of the registration statement and we will furnish a letter, at the time of such request, containing the acknowledgments specified in your letter.

Larry Spirgel, Esq.
November 23, 2005

     Please contact the undersigned at (404) 581-8255 in connection with questions or comments concerning the above responses. Thank you for your attention to this matter.

Very truly yours,
/s/ LISA A. STATER

Lisa A. Stater

cc:	Leonard J. Kennedy, Esq. Richard A. Montfort, Esq.